March 18, 2016

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods Inc.
Form 10-K for the fiscal year ended October 3, 2015
Filed November 23, 2015
Form 8-K filed February 5, 2016
File No. 001-14704

Dear Ms. Raminpour:

In response to your letter dated March 7, 2016, Tyson Foods, Inc. (the Company, Tyson, we or our) submits the accompanying response to the comments set forth in your letter. For the staff’s convenience, we have restated the comments in their entirety with our responses following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer (479-290-5576), or R. Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

In connection with our response, we acknowledge the adequacy and accuracy of the disclosures in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and Chief Financial Officer

cc:	Mr. Donnie Smith, President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. J. Martin Fiscus, PricewaterhouseCoopers, LLP
Ms. Heather Clark, Division of Corporation Finance

Form 10-K for the fiscal year ended October 3, 2015

Financial Statements

Notes to Consolidated Financial Statements

1.	Note 17: Segment Reporting, page 80

Staff Comment
We note your disclosure in Note 17 that you have four reportable segments; Chicken; Beef; Pork; and Prepared Foods. Please tell us if you have more than four operating segments and if so explain to us how you have aggregated any operating segments into your reportable segments. Also, please provide us the following information:

•	Please tell us the title and describe the role of the CODM, as well as the names of those individuals that report to the CODM;

•	Identify and describe the role of each of your segment managers;

•
With regard to the Prepared Foods reportable segment, please tell us if there is any individual responsible for a subset of the segment such as Retail, Foodservice, or legacy operations and if so, explain who they report to;

•	Describe the information regularly provided to the CODM and how frequently it is prepared; and

•	Describe the information provided to the Board of Directors and how frequently it is prepared.

Tyson Response
During the first three quarters of fiscal 2015, we operated in five operating segments: Chicken, Beef, Pork, Prepared Foods and International. Following divestitures in our International operating segment in fiscal 2015, we determined the International operating segment does not meet the quantitative thresholds for a reportable segment described in ASC 280-10-50-12. As a result, beginning with our 4th quarter of fiscal 2015, International is no longer considered a reportable segment (included in Other), and we now have four reportable segments. We have not aggregated any operating segments into our reportable segments.

The Company applies the guidance prescribed in ASC Topic 280, Segment Reporting, in its determination that it has four reportable segments consistent with the management approach. This conclusion is supported by the manner in which the Company conducts its business activities and the way in which the Chief Operating Decision Maker (“CODM”) views and manages the business.

a.	Please tell us the title and describe the role of the CODM, as well as the names of those individuals that report to the CODM.

Donnie Smith is our President and Chief Executive Officer (CEO) and is the Company’s CODM. He has oversight responsibilities for all segments of the Company. Mr. Smith is directly accountable to our Board of Directors for the strategic operating direction and financial performance of the Company. He has responsibility for determining the allocation of resources to the segments to achieve the Company’s strategic plan and for evaluating the performance of each segment. The individuals, along with their titles, that report to Mr. Smith are the following (alphabetically):

•	Andy Callahan, President Retail Packaged Brands

•	Hal Carper, Executive Vice President Strategy & New Ventures

•	Sally Grimes, President International and Global Growth Officer

•	Tom Hayes, Chief Commercial Officer and President Foodservice

•	Donnie King, President North American Operations

•	Dennis Leatherby, Executive Vice President and Chief Financial Officer

•	Sara Lilygren, Executive Vice President Corporate Affairs

•	Mary Oleksiuk, Executive Vice President & Chief HR Officer

•	Mike Roetzel, Executive Vice President Operations Services

•	David Van Bebber, Executive Vice President & General Counsel

In addition, the individuals reporting to Donnie King, President North American Operations, are part of the Senior Leadership Team (SLT). The individuals, along with their titles, that report to Mr. King are the following (alphabetically):

•	Bernie Adcock, Chief Supply Chain Officer

•	Wes Morris, President Prepared Foods

•	Steve Stouffer, President Fresh Meats

•	Russell Tooley, Executive Vice President Business Process and Continuous Improvement

•	Noel White, President Poultry

The current organization structure is designed to achieve the business strategy as well as to allow for succession planning and development. Our strategy is to:

•	Accelerate growth of domestic value-added chicken sales, prepared food sales, and international chicken production

•	Innovate with products, services, and customer and consumer insights

•	Cultivate the development of our Team Members to support our growth and long-term future.

As part of the identification of the Company’s CODM, we considered whether any other senior executives, either individually or as a group, could also or alternatively be considered the CODM, and we determined that none should be. Although other members of our SLT participate in the resource allocation process from time to time, their expertise lies in their specific functional areas, and the resource allocation and operating decisions-making authority resides with our President and CEO.

b.	Identify and describe the role of each of your segment managers.

•
Chicken - Our Chicken operations primarily include our domestic operations related to raising and processing live chickens into fresh, frozen and value-added chicken products. These products are principally sold through retail, foodservice, and export sales channels. Noel White, President Poultry, through his Poultry team, is responsible for the operating activities, financial results and strategic direction of the Chicken segment.

•
Beef - Our Beef operations primarily include our operations related to processing live fed cattle and fabricating dressed beef carcasses into primal and sub-primal cuts and case-ready products. These products are principally sold through retail, foodservice, and export sales channels. Steve Stouffer, President Fresh Meats, through his Beef team, is responsible for the operating activities, financial results and strategic direction for the Beef operations in addition to his responsibilities for the Pork segment.

•
Pork - Our Pork operations primarily include our operations related to processing live market hogs and fabricating pork carcasses into primal and sub-primal cuts and case-ready products. These products are principally sold through retail, foodservice, and export sales channels. Steve Stouffer, President Fresh Meats, through his Pork team, is responsible for the operating activities, financial results and strategic direction for the Pork operations in addition to his responsibilities for the Beef segment.

•
Prepared Foods - Our Prepared Foods operations primarily include our operations related to manufacturing and marketing of frozen and refrigerated food products such as: pepperoni, bacon, breakfast sausage, turkey, lunchmeat, hot dogs, pizza crusts and toppings, flour and corn tortilla products, desserts, appetizers, prepared meals, ethnic foods, soups, sauces, side dishes, meat dishes, breadsticks and processed meats. These products are principally sold through retail, foodservice and export sales channels.

As described further in the following section, our current organization structure for Prepared Foods does not include a single manager reporting to either Mr. Smith or Mr. King that meets the definition of a segment manager based on the manner in which we manage our business or in which our CODM evaluates performance and allocates resources. Based on the importance of the Prepared Foods operations subsequent to the acquisition of The Hillshire Brands Company (Hillshire), Mr. Smith, our President and CEO, is responsible for the operating activities, financial results and strategic direction of the Prepared Foods operations. Consistent with this approach, Mr. Smith is the segment manager of our Prepared Foods segment.

Prior to our acquisition of Hillshire, our Prepared Foods segment manager was not our President and CEO, and we believe it is reasonable to expect in the future a leader or group of leaders other than our President and CEO would serve as our segment manager for Prepared Foods.

c.
With regard to the Prepared Foods reportable segment, please tell us if there is any individual responsible for a subset of the segment such as Retail, Foodservice, or legacy operations and if so, explain who they report to.

The Prepared Foods reportable segment is comprised of the legacy Tyson Prepared Foods operations and the entire legacy operations of Hillshire which we acquired in August 2014. Subsequent to the acquisition, we have been actively integrating and combining the operations of each of the legacy entities and we do not manage the Prepared Foods segment based on legacy operations.

Prepared Foods, along with some of our other operations, operates as a matrix organization. The retail sales channel is under the leadership of Andy Callahan, President Retail Packaged Brands, and the foodservice sales channel is under the leadership of Tom Hayes, Chief Commercial Officer and President Foodservice. Both Mr. Callahan and Mr. Hayes report to Mr. Smith, President and CEO. All of the products sold through these channels are produced at common production facilities under the leadership of Wes Morris, President Prepared Foods. Our current organization structure includes Mr. Smith’s management of the Prepared Foods operations through the Prepared Foods team (Mr. Callahan, Mr. Hayes and Mr. Morris) as they collectively work together based on the common production platform, comingled operations, and our focus on meeting consumer demand in either retail or foodservice channels. We manage our business, and our CODM evaluates performance and allocates resources, at the Prepared Foods level rather than at the sales channel level.

d.	Describe the information regularly provided to the CODM and how frequently it is prepared.

Weekly Margin Reports - Weekly estimates of sales, volume and operating income (dollars and % of sales) are prepared. These reports are matrix reports providing estimates both by reportable segment as well as individual business unit. These reports are distributed to the CODM, direct reports of the CODM, segment managers and corporate and business unit finance and accounting team members.

Weekly Gas Gauge - A report produced weekly that summarizes weekly margin reports, monthly closing adjustments, anticipated quarter-end adjustments and current quarter estimated earnings per share (EPS) for the total company. The report is prepared on a total company basis (one page). Supplemental detail information that is utilized to roll-up the total company results which are organized by reportable segment (sales and operating income) and business unit (operating income), are included.

Monthly Board Report - A monthly report is prepared for the CEO (for delivery to the Board of Directors). The report includes current business developments and the financial results of the month summarized for the total company - sales (dollars and volumes) and operating income (dollars and % of sales) as well as an expected result for the entire quarter. Summary detail (sales and operating income) is provided by reportable segment (no business unit financial results).

Monthly Finance Committee - We hold monthly Finance Committee meetings with the purpose of overseeing the capital allocation process. Our CODM is a member of the Finance Committee and attends these meetings. The materials reviewed in connection with these meetings include our capital allocation, approvals and capital spending based on our reportable segments as well as International, transportation and logistics and shared services.

Quarterly Business Review - Quarterly each business unit reviews its results with the segment manager, CEO, CFO and relevant finance and accounting representatives. The information includes financial results compared to prior period(s) and plan(s), current business activities and updated projections. The financial results are presented in a matrix format providing both reportable segment alignment as well as business unit alignment.

Quarterly Disclosure Committee - Our CEO is a member of our Disclosure Committee. We review our financial statements, operating segment results, bridge of earnings by operating segment as compared to prior year (quarter and year-to-date) and immediately preceding quarter, SG&A, working capital detail, debt and interest expense, significant accounting items, balance sheet accounts requiring significant judgment, capital approvals and spend (by operating segment) and sub-certification results.

e.	Describe the information provided to the Board of Directors and how frequently it is prepared.

Monthly Board Report - The report includes current business developments and the financial results of the month are summarized for the total Company - sales (dollars and volumes) and operating income (dollars and % of sales) as well as an expected result for the entire current quarter. Summary detail (sales and operating income) is provided by reportable segment (no business unit financial results).

Quarterly CFO Report - Our CFO provides a quarterly presentation to the Board of Directors and reviews the current year results to date and projections for the remainder of the year. This information is presented in a matrix format providing both reportable segment alignment as well as business unit alignment.

Quarterly Audit Committee Report - Our audit committee receives a quarterly report that includes our financial statements, operating segment results, SG&A, working capital detail, debt and interest expense, significant accounting items, balance sheet accounts requiring significant judgment, capital approvals and spend (by operating segment) and sub-certification results.

Form 8-K filed February 5, 2016

2.	Exhibit 99.1

Staff Comment
We note your disclosure of the non-GAAP measures adjusted net income per share attributable to Tyson and adjusted operating income. Furthermore, your disclosure states that the presentation of these measures “helps investors to assess our financial performance from period to period and enhances understanding of our financial performance.” It appears your disclosures are overly general and therefore, not consistent with the objective of Item 10(e)(1)(i) of Regulation S-K. Please revise to include disclosure concerning the reasons why management believes that presentation of these non-GAAP financial measures provides useful information to investors in accordance with Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Tyson Response
The Company confirms that to the extent adjusted net income per share attributable to Tyson (adjusted EPS) or adjusted operating income are disclosed in future earnings releases, the Company will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K. An example of the Company’s proposed revised disclosures (using the Company’s first quarter of fiscal 2016 below as an example) is set forth below.
Adjusted net income per share attributable to Tyson (adjusted EPS) is presented as a supplementary measure of our financial performance that is not required by, or presented in accordance with, GAAP. We use adjusted EPS as an internal performance measurement and as one criterion for evaluating our performance relative to that of our peers. We believe adjusted EPS is meaningful to our investors to enhance their understanding of our financial performance and is frequently used by securities analysts, investors and other interested parties to compare our performance with the performance of other companies that report adjusted EPS. Further, we believe that adjusted EPS is a useful measure because it improves comparability of results of operations from period to period. Adjusted EPS should not be considered as a substitute for net income per share attributable to Tyson or any other measure of financial performance reported in accordance with GAAP. Investors should rely primarily on our GAAP results and use non-GAAP financial measures only supplementally in making investment decisions. Our calculation of adjusted EPS may not be comparable to similarly titled measures reported by other companies.

Adjusted operating income and adjusted operating margin are presented as supplementary measures of our operating performance that are not required by, or presented in accordance with, GAAP. We use adjusted operating income and adjusted operating margin as internal performance measurements and as two criteria for evaluating our performance relative to that of our peers. We believe adjusted operating income and adjusted operating margin are meaningful to our investors to enhance their understanding of our operating performance and are frequently used by securities analysts, investors and other interested parties to compare our performance with the performance of other companies that report adjusted operating income and adjusted operating margin. Further, we believe that adjusted operating income and adjusted operating margin are useful measures because they improve comparability of results of operations from period to period. Adjusted operating income and adjusted operating margin should not be considered as a substitute for operating income or operating margin or any other measure of operating performance reported in accordance with GAAP. Investors should rely primarily on our GAAP results and use non-GAAP financial measures only supplementally in making investment decisions. Our calculation of adjusted operating income and adjusted operating margin may not be comparable to similarly titled measures reported by other companies.